Exhibit 99.1

Nano Dimension Announces Sale of DragonFly LDM® to a Leading University in Quebec, Canada

Sunrise, Florida, May 19, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced that it has sold a DragonFly LDM® system for additive manufacturing of High-Performance Electronic Devices (Hi-PEDs™) to the Centre national intégré du manufacturier intelligent (CNIMI). The DragonFly LDM® system is the only known technology in the world that uses digital files and 3D simultaneous printing of dielectric and conductive materials to rapidly produce high performance multilayered electronic parts.

University of Quebec in Trois-Rivières (UQTR) Professor of Mechanical Engineering and Scientific Co-Director of CNIMI, Dr. Laurent Cormier, stated: “We are excited to provide our students, researchers, and faculty the opportunity to learn first-hand how Nano Dimension’s technology is changing the way entire industries think, innovate, develop and manufacture Hi-PEDs™. At CNIMI, as a training, research and technology transfer center enabled by an outstanding collaboration between UQTR and Cégep de Drummondville, part of our mission is to foster a paradigm shift towards revolutionary practices in the manufacturing sector. One way to achieve that is to give our students, personnel, and corporate partners access to the most advanced and breakthrough technologies in the world and to allow the highly qualified personnel (HQP) in technical and scientific fields to explore uncharted territories with those technologies. With new horizons, the DragonFly LDM® system exemplifies such a breakthrough technology and helps fulfill that mission.”

Mats Ehlin, VP Sales North America of Nano Dimension, commented: “The University of Quebec in Trois-Rivieres recognizes that 3D Additive Manufacturing of Electronics (3D/AME) is a disruptive technology in the field of 3D printed electronics. We are facing a growing understanding and acceptance of our technology among academic institutions as well as with early adoption by leading industrial corporations. We believe it is a precursor for what will be a soon-to-start “inflationary epoch” in AME: An exponential expansion of AME/Digital Fabrication Networks, realizing the INDUSTRY 4.0 vision through all PCB and Hi-PEDs™ users and fabricators in the electronics industry.”

The DragonFly LDM® system is already being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, aviation, autonomous automotive, robotics, and advanced medical applications. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and protect IP, which is critically important, represents a paradigm shift in how industry and research institutions will research, develop, and produce Hi-PEDs™.

About CNIMI

The Centre national intégré du manufacturier intelligent (CNIMI) brings together the technical, engineering, scientific and management expertise of UQTR and Cégep de Drummondville to help enable the national manufacturing industry in navigating the digital transition. It focuses on innovation in the initial and continued training of HQP, research and entrepreneurship. It operates in close collaboration and knowledge sharing between higher education and industry actors.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of the collaboration between the Nano Dimension and CNIMI and UQTR, that the contract will help broaden the scope of academic research in 3D/AME technology while educating students, faculty and professionals about the industry changing potential of AME, developing new applications for the DragonFly LDM®, and the growing understanding and acceptance of the company’s technology among academic institutions. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)